UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 23, 2018

Commission File Number 001-34984

FIRST MAJESTIC SILVER CORP.
(Translation of registrant's name into English)

925 West Georgia Street, Suite 1800, Vancouver BC V6C 3L2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Arrangement Agreement
99.2	Lockup Agreement - Damien Marantelli
99.3	Lockup Agreement - David Demers
99.4	Lockup Agreement - Grant Edey
99.5	Lockup Agreement - H. Maura Lendon
99.6	Lockup Agreement - Joseph Conway
99.7	Lockup Agreement - Louis Toner
99.8	Lockup Agreement - Michael Riley
99.9	Lockup Agreement - Patricia Fortier
99.10	Lockup Agreement - Peter Bradley Marchant
99.11	Lockup Agreement - Robert Quartermain
99.12	Lockup Agreement - Ryan Snyder
99.13	Lockup Agreement - Tamara Brown
99.14	Lockup Agreement - Wade Nesmith
99.15	Lockup Agreement - William James Mallory

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MAJESTIC SILVER CORP.

By:

/s/ Connie Lillico
Connie Lillico
Corporate Secretary

January 23, 2018